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Exhibit 12.1

Simon Property Group, LP
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Simon Property Group, LP		Simon Property Group, LP			Simon DeBartolo Group, LP
	For the six months ended June 30,		For the year ended December 31,
	2001	2000	2000	1999	1998	1997	1996
Earnings:
Income before extraordinary items	$144,512	$169,266	$401,057	$354,221	$272,100	$220,434	$134,663
Add:
Minority interest in income of majority owned subsidiaries	5,353	4,787	10,725	10,719	7,335	5,270	4,300
Distributed income from unconsolidated entities	25,490	22,459	45,948	30,169	29,903	14,700	5,538
Amortization of capitalized interest	780	606	1,323	724	396	0	0
Fixed Charges	356,891	361,486	735,662	660,121	492,191	322,685	210,913
Less:
Income from unconsolidated entities	(17,414)	(19,930)	(53,476)	(44,926)	(22,293)	(8,690)	(4,060)
Interest capitalization	(5,863)	(9,645)	(18,513)	(23,759)	(13,792)	(11,932)	(5,831)

Earnings	$509,749	$529,029	$1,122,726	$987,269	$765,840	$542,467	$345,523

Fixed Charges:
Portion of rents representative of the interest factor	2,407	2,377	4,951	4,901	4,831	3,732	2,900
Interest on indebtedness (including amortization of debt expense)	348,621	349,464	712,198	631,461	473,568	307,021	202,182
Interest capitalized	5,863	9,645	18,513	23,759	13,792	11,932	5,831

Fixed Charges	$356,891	$361,486	$735,662	$660,121	$492,191	$322,685	$210,913

Ratio of Earnings to Fixed Charges	1.43	1.46	1.53	1.50	1.56	1.68	1.64

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Exhibit 12.1
Simon Property Group, LP Computation of Ratio of Earnings to Fixed Charges (in thousands)